UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2011
Commission File Number: 0-32115
Equal Energy Ltd.
(Translation of registrant’s name into English)
2700, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS
     The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1
The following documents are filed: The Settlement Agreement between Petroflow, Petroflow’s Lenders and Equal Energy Ltd., The Purchase and Sale Agreement for the purchase of certain of Petroflow’s assets in Oklahoma by Equal Energy US Inc., and the Motion requesting the approval of these agreements in the U.S. Bankruptcy Court in Delaware.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

Equal Energy Ltd.
By:	/s/ Dell Chapman
	Name:	Dell Chapman
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1
The following documents are filed: The Settlement Agreement between Petroflow, Petroflow’s Lenders and Equal Energy Ltd., The Purchase and Sale Agreement for the purchase of certain of Petroflow’s assets in Oklahoma by Equal Energy US Inc., and the Motion requesting the approval of these agreements in the U.S. Bankruptcy Court in Delaware.